MORGAN STANLEY BRIDGE FUND, L.L.C.  MONTGOMERY GROUP HOLDINGS, L.L.C.
1585 Broadway                       600 Montgomery Street
New York, NY  10036                 San Francisco, CA  94111


                                                                   June 15, 1997
Genesis Health Ventures, Inc.
148 West State Street
Kennett Square, PA  19348

Waltz Acquisition Corp.
c/o The Cypress Group L.L.C.
65 East 55th Street
19th Floor
New York, NY  10022

Ladies and Gentlemen:

                  We understand that Waltz Corp. ("Holdings"), a Delaware corporation formed and wholly owned by Genesis Health Ventures, Inc. ("Genesis"), The Cypress Group L.L.C. ("Cypress") and TPG Partners II, L.P. ("TPG"), intends to acquire, through its wholly owned subsidiary Waltz Acquisition Corp., a Delaware corporation (together with any successor by merger, including with The Multicare Companies, Inc., "Merger Sub"), all of the outstanding common stock of The Multicare Companies, Inc., a Delaware corporation (the "Company"), pursuant to a tender offer and merger agreement (the "Merger Agreement") to be negotiated and entered into among Holdings, Merger Sub and the Company (such tender offer transaction, the "Acquisition"). After consummation of the Acquisition, Merger Sub would be merged with and into the Company (the "Merger"), with the Company being the surviving corporation. We understand that, the Company, Merger Sub and Holdings will enter into certain arrangements in connection with the Acquisition and the Merger:

                  (i) Merger Sub proposes to enter into a Credit Agreement (the "Bank Credit Facility") with NationsBank, N.A., First Union,
         National Bank of North Carolina, Mellon Bank, N.A. and Citicorp Securities, Inc. and certain other financial institutions (the
         "Senior Lenders") for an aggregate of $625 million in bank borrowings, $500 million of which shall consist of term loans and $125 million of which shall consist of a revolving credit facility; provided, however, that if Genesis acquires the Company's institutional pharmacy business (the "IP Sale") prior to or simultaneously with the issuance of any Bridge Notes (as defined below), the availability under the Bank Credit Facility shall be automatically and permanently reduced by an amount equal to the after-tax proceeds received by Genesis from the IP Sale;

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                                       2


                  (ii) Merger Sub proposes to issue and sell on the date on which the Acquisition is consummated (the "Closing Date") and, if necessary, on the date on which the Merger is consummated (the "Merger Date") senior subordinated increasing rate notes (the "Bridge Notes") having substantially the terms (including guarantees) set forth in Exhibit A hereto (such Exhibit, together with Exhibit B hereto referred to below, being the "Term Sheet"), such that the aggregate cash proceeds from the issuance and sale of the Bridge Notes will be approximately $200 million, less fees and expenses payable to the Purchasers;

                  (iii) Holdings proposes to issue and sell on the Closing Date shares of its common stock ("Holdings Shares") to Genesis, such that the cash proceeds from the issuance and sale of such Holdings Shares will be at least $300 million, which will be contributed as common equity to Merger Sub;

                  (iv) Holdings proposes to issue and sell on the Closing Date Holdings Shares to Cypress and TPG, such that the cash proceeds from the issuance and sale of such Holdings Shares will be at least $400 million, which will be contributed as common equity to Merger Sub;

                  (v) the Company would issue and sell as soon as practicable following the Acquisition, in a public offering or private placement, debt securities (the "Permanent Financing"), the proceeds of which will be used to redeem the Bridge Notes purchased hereunder. The Company and Merger Sub will offer Morgan Stanley & Co. Incorporated and Montgomery Securities the opportunity to act as exclusive agents or sole underwriters for the Permanent Financing, with the total underwriting or placement compensation associated therewith to be allocated between Morgan Stanley & Co. Incorporated and Montgomery Securities in the ratio of two-thirds and one third, respectively. In addition, if by the maturity date of the Bridge Notes the Permanent Financing shall not have been issued, or shall not have been issued in an amount sufficient to repay the principal of and accrued and unpaid interest on the Bridge Notes, such unpaid principal and interest will be satisfied by the issuance to the holders of the Bridge Notes of debt securities of the Company having substantially those terms set forth in Exhibit B hereto (the "Rollover Notes");

                  (vi) (a) Genesis, Cypress and TPG would collectively own all of the outstanding capital stock of Holdings; (b) Holdings would continue to own all of the outstanding capital stock of Merger Sub; (c) Merger Sub will make a tender offer for any and all outstanding common stock of the Company; (d) Merger Sub would own at least 51% of the outstanding capital stock of the Company after consummation of the Acquisition and (e) as soon as practicable after consummation of the Acquisition, Merger Sub will merge with and into the Company, with the Company surviving the Merger;


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                                       3


                  (vii) Genesis proposes to enter into a management services agreement (the "Management Agreement") with the Company on the Closing Date to manage the operations of the Company; and


                  (viii) Genesis proposes to enter into a purchase agreement to acquire the therapy group business (the "Therapy Sale") from the Company for minimum after tax net cash proceeds to the Company of $20 million.

The Acquisition, the Merger, the entry into the Management Agreement, if occurring prior to or simultaneously with the issuance of any Bridge Notes, the IP Sale, the Therapy Sale and the debt and equity financings thereof described above are hereinafter referred to as the "Transaction".

                  Borrowings under the term loan portion of the Bank Credit Facility, together with the net cash proceeds from the issuance and sale of the Bridge Notes and the Holdings Shares, will provide funds sufficient to consummate the Acquisition, to refinance concurrently with the Acquisition approximately $381 million of the outstanding debt of the Company and to pay the fees and expenses incurred in connection with the consummation of the Transaction, and such proceeds shall be used for that purpose. We understand that the purchase price in respect of the Acquisition will be approximately $1,000 million. Not less than $50 million under the revolving credit facility shall remain undrawn at the time the Merger is completed; and, thereafter, such revolving credit facility will be used by the Company solely for its ongoing working capital needs and general corporate purposes (but not to finance the Transaction.

                  Based upon and subject to the foregoing and as further provided below and in the Term Sheet, Morgan Stanley Bridge Fund L.L.C. and Montgomery Group Holdings, L.L.C. hereby severally commit to purchase, or to cause one or more of their respective affiliates, to purchase, at the Closing Date and, if necessary, on the Merger Date up to an aggregate amount (i) in the case of Morgan Stanley Bridge Fund L.L.C., equal to $133 million of the Bridge Notes and (ii) in the case of Montgomery Group Holdings, L.L.C., equal to $67 million of the Bridge Notes, in each case on the terms and subject to the conditions set forth in the Term Sheet. The term "Purchasers" as used in this Commitment Letter shall mean Morgan Stanley Bridge Fund L.L.C. and Montgomery Group Holdings, L.L.C., and one or more other persons who actually purchase or undertake the commitment to purchase the Bridge Notes referred to herein. If less than $200 million (less fees and expenses payable to the Purchasers) in Bridge Notes are issued, each Purchaser will purchase its pro rata portion of the issued Bridge Notes based upon its respective commitment. The obligations of each Purchaser to purchase Bridge Notes are several and not joint. You agree to continue to provide or cause to be provided to the Purchasers all of the information received by you or on your behalf or of which you become aware that is related to or affects Holdings, Merger Sub or the Company or any of its Subsidiaries, or any aspect of the Transaction. Please note, however, that the terms and conditions of this

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                                       4

Commitment Letter are not limited to those set forth herein or in the Term Sheet. Those matters that are not covered or made clear herein or in the Term Sheet are subject to mutual agreement of the parties. Neither the Purchasers nor any of you shall be liable or responsible for any consequential damages that may be alleged as a result of any failure to issue or purchase the Bridge Notes.

                  Each of Merger Sub, Holdings and Genesis hereby jointly and severally agrees to pay each of the Purchasers in cash (a) a non-refundable commitment fee (the "Initial Commitment Fee") in an amount equal to 1.00% of the principal amount of the Bridge Notes to be purchased pursuant to this Commitment Letter, (b) a takedown fee (the "Takedown Fee") in an amount equal to 1.50% of the principal amount of the Bridge Notes actually purchased by such Purchaser and (c) if Merger Sub elects to extend the Purchasers' commitment hereunder beyond September 30, 1997, whether or not a portion of the Bridge Notes have been purchased hereunder, an additional non-refundable commitment fee (the "Additional Commitment Fee") in an amount equal to 1.00% of the principal amount of any remaining Bridge Notes to be purchased pursuant to this Commitment Letter. The Initial Commitment Fee will be earned upon your acceptance of this Commitment Letter (as evidenced by your execution hereof) and payable in cash concurrently with the closing of the Acquisition. The Additional Commitment Fee will be earned and payable in cash immediately upon your extension of the commitment of the Purchasers hereunder. In the event the Acquisition does not close, the Purchasers shall be entitled to receive from Genesis an amount equal to the lesser of (i) 33% of the amount of any breakup fees paid to Genesis, Cypress or TPG and (ii) the sum of the Initial Commitment Fee, the Additional Commitment Fee (if the Purchasers' commitment hereunder has been extended beyond September 30, 1997) and any out-of-pocket expenses incurred by the Purchasers in connection with the matters referred to herein, payable at the time of payment of any such breakup fee. The Takedown Fee will be earned and payable upon the issuance of any Bridge Notes. If less than $200 million of Permanent Financing is issued then Merger Sub, Holdings and Genesis shall pay to the Purchasers in cash on the date the Permanent Financing is consummated an amount equal to 0.028 multiplied by the difference between $200 million and the gross proceeds raised in the Permanent Financing. In addition, Holdings agrees to deliver, upon the first issuance of any Bridge Notes, Warrants (as defined in the Term Sheet) representing 5.0% of the fully-diluted common stock of Holdings, to be placed in an escrow account and released as described in the Term Sheet. Payments of the amounts and delivery of the Warrants referred to in this paragraph shall be allocated among the Purchasers based on their respective pro rata commitments to purchase Bridge Notes.

                  In partial consideration for our commitment hereunder each of Holdings, Merger Sub and Genesis hereby agrees, jointly and severally, to indemnify and hold harmless the Purchasers, each of the members or shareholders or other investors or holders of interests in, or other transferees of the Purchasers (collectively, "Additional Investors"), any affiliates of the Purchasers (including without limitation Morgan Stanley Group Inc., Montgomery Securities and


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                                       5

their respective affiliates) and the Additional Investors, and each other person, if any, controlling the Purchasers or any Additional Investors and any of their respective affiliates, and any of the directors, officers, agents and employees of any of the foregoing (each, an "Indemnified Person") from and against any losses, claims, damages or liabilities related to, arising out of or in connection with the matters which are the subject of the commitment made hereunder (including, but without limitation, any use made or proposed to be made by Holdings, Merger Sub or the Company of the proceeds from the transactions referred to above) or in connection with any aspect of the Transaction (collectively, the "Subject Matter"), and will reimburse any Indemnified Person for all expenses (including fees and expenses of counsel) as they are incurred in connection with investigating, preparing, pursuing or defending any action, claim, suit, investigation or proceeding related to, arising out of or in connection with the Subject Matter, whether or not pending or threatened and whether or not such action, claim, suit or proceeding is brought by you, your subsidiaries, creditors or any Indemnified Person, or any Indemnified Person is otherwise a party thereto, and whether or not the Transaction is consummated. Holdings, Merger Sub and Genesis will not, however, be responsible for any losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the bad faith or gross negligence of any Indemnified Person. Holdings, Merger Sub and Genesis also agree that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Holdings, Merger Sub, Genesis or any of their respective affiliates or associates for or in connection with the Subject Matter, except for any such liability for losses, claims, damages or liabilities incurred by you that are finally judicially determined to have resulted from the bad faith or gross negligence of such Indemnified Person.

                  Neither Holdings, Merger Sub nor Genesis will, without the prior written consent of the Purchasers, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is a party thereto) unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding.

                  If the indemnification provided for in the second preceding paragraph of this Commitment Letter is judicially determined to be unavailable (other than in accordance with the terms hereof) to an Indemnified Person in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Indemnified Person hereunder, Holdings, Merger Sub and Genesis agree to contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto) (i) in such proportion as is appropriate to reflect the relative benefits to you on the one hand, and the Purchasers, on the other hand, of the Acquisition or (ii) if the allocation provided by clause (i) is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (i) but also the relative fault of each of you and the Purchasers, as well as any other relevant equitable considerations; provided that in no event shall


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                                       6


the Purchasers' aggregate contribution to the amount paid or payable exceed the aggregate amount of fees actually received by us under the Commitment Letter.

                  Each of Holdings, Merger Sub and Genesis agrees to pay as incurred all legal and other out-of-pocket expenses of the Purchasers in connection with the matters referred to herein, including travel costs, document production and other expenses of this type, and the fees of outside counsel and fees of other professional advisors retained with your consent, whether or not the Acquisition or the Merger is consummated or any Bridge Notes are actually issued.
                  This commitment will expire at 5:00 p.m. New York City time on June 16, 1997 unless accepted prior to such time and, if accepted prior to such time, shall expire at the earliest of (i) consummation of the Acquisition or another transaction or series of transactions in which Holdings, Merger Sub, Genesis or any of their respective affiliates acquires, directly or indirectly, any stock or assets of the Company, (ii) termination of the Merger Agreement and
(iii) 5:00 p.m. New York City time on September 30, 1997 or, at the option of Merger Sub and subject to the payment in full of the Additional Commitment Fee, December 5, 1997, if the closing of the Transaction shall not have occurred by such time. No such termination shall affect your obligations under each of the four immediately preceding paragraphs, which shall remain in full force and effect regardless of any termination or the completion of the transactions referred to herein.

                  This Commitment Letter shall be governed by and construed in accordance with the internal laws of the State of New York. Any right to trial by jury with respect to any claim, action, suit or proceeding arising out of or contemplated by this letter is hereby waived and the parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in the City of New York in connection with any dispute related to this letter and/or any matters contemplated hereby. This Commitment Letter is not assignable by you to any other Person. This Commitment Letter and the Term Sheet (and the contents thereof) may not be disclosed to any other person except your accountants and attorneys and to the Company in connection with the Acquisition and then only on a confidential basis and in connection with the Transaction.

                  This letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this letter by telecopier shall be effective as delivery of a manually executed counterpart of this letter.


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                                       7


                  Please confirm that the foregoing is in accordance with your understanding by signing and returning to us an executed duplicate of this letter. Upon your acceptance hereof, this letter will constitute a binding agreement between us.

                                MORGAN STANLEY BRIDGE FUND L.L.C.


                                By:  /s/ James M. Wickroit
                                     Name:  James M. Wickroit
                                     Title: Vice President

                                MONTGOMERY GROUP HOLDINGS, L.L.C.
                                By: MMJ Investments, Inc., a Managing Member


                                By:  /s/ Jerome S. Markowitz
                                     Name:  Jerome S. Markowitz
                                     Title: President

Agreed to and Accepted:
GENESIS HEALTH VENTURES, INC.


By:  /s/ George V. Hager
     Name:
     Title:

WALTZ CORP.


By:  /s/ Karl Peterson
     Name:
     Title:

WALTZ ACQUISITION CORP.


By:  /s/ Karl Peterson
     Name:
     Title:

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                                                                       EXHIBIT A

                   SENIOR SUBORDINATED INCREASING RATE NOTES:

                       SUMMARY OF TERMS AND CONDITIONS(1)



ISSUER:                  Merger Sub.

AGENT:                   Morgan Stanley Group Inc.

ISSUE: Senior Subordinated Increasing Rate Notes (the "Bridge Notes") issued pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement").

USE OF PROCEEDS:         The proceeds of the Bridge Notes will be
                         used (i) to finance, in part, the purchase price of the Acquisition and (ii) to pay costs and expenses in connection with the Transaction.

PRINCIPAL AMOUNT:        $200 million, less fees and expenses payable to
                         the Purchasers, to be funded in one or two issuances.

PRICE:                   100% of the principal amount.

INTEREST RATE:           Interest on the Bridge Notes shall be paid at the
                         Applicable Interest Rate (as defined below) and payable quarterly in arrears. "Applicable Interest Rate" means the highest of the following, as determined as of the beginning of each three-month period: (i) the base rate
                         (as announced from time to time by Citibank, N.A.) plus
                         325 basis points, (ii) three-month U.S. Dollar LIBOR
                         (as determined from specified sources) plus 600 basis points and (iii) the highest yield on any of the 1, 3, 5 and 10-year direct obligations issued by the United
                         States plus 500 basis points; provided that if the Bridge Notes are not retired in whole by the end of the first six months following the first issuance date, the Applicable Interest Rate otherwise in effect will increase by 100 basis points and shall thereafter increase by an additional 50 basis


--------
(1) Capitalized terms used but not defined herein are used as defined in the Commitment Letter (the "Commitment Letter") to which this Summary of Terms and Conditions is attached.



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                                       2

                         points at the end of each subsequent three-month period for so long as the Bridge Notes are outstanding (the "Incremental Spread"); and provided further that (A) in no event shall the Applicable Interest Rate exceed 17% and (B) the amount of cash interest paid will be subject to a cap of 14.50%, with the excess (if any) of the Applicable Interest Rate over such interest rate cap to be paid in additional Bridge Notes.

MATURITY:                One year from the date of first issuance of any Bridge
                         Notes.

RANKING: The Bridge Notes will be senior to all subordinated indebtedness of Merger Sub and will be subordinated to all senior indebtedness of Merger Sub, including the Bank Credit Facility.

GUARANTEES:              Holdings, the Company and each of the Company's
                         subsidiaries will issue a senior subordinated guarantee of the Bridge Notes and the Rollover Notes and under the Securities Purchase Agreement.

MANDATORY REDEMPTION:    Merger Sub will redeem the Bridge Notes at par plus
                         accrued interest to the redemption date with, subject to certain agreed exceptions (including, solely with respect to clauses (ii) and (iii) below, required prepayments under the Bank Credit Facility), (i) the net proceeds from the issuance of any high yield debt securities (the "Permanent Financing"), (ii) the net proceeds from the issuance of any other debt or equity securities (with exceptions to be determined), and
                         (iii) the net proceeds from asset sales (with exceptions to be determined); provided that the redemption price shall be 102.8% of par plus accrued interest if the Bridge Notes are redeemed with or in anticipation of funds raised by any means other than a Permanent Financing in which Morgan Stanley & Co.
                         Incorporated and Montgomery Securities, together with such other parties with whom they mutually agree, have acted as exclusive agents or sole underwriters to Merger Sub.

CHANGE-OF-CONTROL:       Merger Sub will redeem the Bridge Notes upon any
                         change-of-control (to be defined in a mutually acceptable manner) of Merger Sub at a redemption price of 101% of par plus accrued interest. The change-of-control provision will permit the put and call arrangements among Cypress, TPG and Genesis to be exercised in accordance with their terms. Any redemption or other acquisition of Bridge Notes, whether optional (as set forth below), mandatory


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                                       3

                         (as set forth above) or upon a change of control, will be made pro rata among the Purchasers based on the principal amount of Bridge Notes held by each of them.

INTEREST PAYMENT:        Quarterly in arrears.


OPTIONAL REDEMPTION:     The Bridge Notes will be callable, in whole
                         or in part, upon not less than 10 days written notice, at the option of Merger Sub, at any time at 102.8% of par plus accrued interest to the redemption date.

MANDATORY EXCHANGE:      If the Bridge Notes have not been previously
                         redeemed in full for cash on or prior to maturity, the principal of the Bridge Notes outstanding at maturity may, subject to certain conditions precedent, be satisfied at maturity through the issuance and delivery of the Rollover Notes described below in the attached term sheet (Exhibit B). The Rollover Notes will be issued at the same time as the Bridge Notes and held in escrow, as described above, pending such mandatory exchange.

RIGHT TO RESELL
BRIDGE NOTES:            The Purchasers shall have the absolute and
                         unconditional right to resell the Bridge Notes to one or more third parties, whether by assignment or participation.

EQUITY AMOUNT;
ESCROW: On the date of the first issuance of the Bridge Notes, warrants ("Warrants") representing 5.0% of the fully-diluted common stock of Holdings (the "Escrowed Warrant Amount") will be placed in an escrow account with a mutually agreeable escrow agent. The Warrants will be released to the holders of the Rollover Notes (if any are issued) as follows: 2.5% at the time the Rollover Notes (as defined below) are issued and an additional 0.625% at the end of each three-month period thereafter if any Rollover Notes remain outstanding at such time. If the aggregate amount of Bridge Notes issued is less than $200 million, then the Escrowed Warrant Amount will be reduced pro rata.

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                                       4

                         All Warrants will be exercisable at a nominal price for a period of five years from the date such warrants are released from the Escrow and will have customary anti-dilution provisions and demand, drag-along, tag-along and "piggy back" registration rights.

                         In addition, the Rollover Notes will be held, undated, in escrow by the same escrow agent from the date that the Bridge Notes are purchased.

CONDITIONS TO FUNDING:   The execution and closing of the Securities
                         Purchase Agreement and the funding of the Bridge Notes will be subject to satisfaction of conditions precedent, including but not limited to the following:

                         1. The Acquisition shall have been consummated in accordance with the Merger Agreement, and the Merger Agreement, tender offer and other documentation shall be reasonably satisfactory in form and substance to the Purchasers, without any material (as determined by the Purchasers in their reasonably excercised and sole discretion) amendment, modification or waiver of any of the terms or conditions thereof without the prior written consent of the Purchasers. The structure of the Transaction, including the tax, federal margin regulation, ERISA, accounting and other consequences thereof, and corporate and legal structure shall be reasonably satisfactory to the Purchasers.

                         2. The other financings and transactions contemplated to be consummated on the Closing Date shall have been consummated on terms reasonably satisfactory to the Purchasers, including without limitation (i) the closing of the Bank Credit Facility, if required to consummate the Acquisition (but if borrowings under the Bank Credit Facility are not required in order to consummate the Acquisition, the Bank Credit Facility shall have been executed and delivered and all conditions precedent to funding thereunder (other than the consummation of the Merger) shall have been satisfied or waived in writing), (ii) the issuance of the Holdings Shares referred to in the Commitment Letter (including


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                                       5

                             the issuance of such shares for aggregate cash proceeds of at least $700 million), (iii) the refinancing (or satisfactory arrangements relating to the refinancing) of approximately $381 million of debt of the Company, (iv) the entry into the Management Agreement (and provision thereunder for all accrued fees payable to Genesis to be junior and subordinate to the prior payment in full in cash of all principal, interest and fees owed to the Purchasers in connection with the Bridge Notes or any Permanent Financing), (v) the consummation of the Therapy Sale prior to (or simultaneously with) the Merger Date and (vi) if consummated prior to or simultaneously with the issuance of any Bridge Notes, the consummation of the IP Sale, all on terms and conditions (including the terms and conditions of (A) any stockholder agreements or arrangements and (B) any put/call arrangements), and in accordance with documentation, reasonably satisfactory to the Purchasers. The Bank Credit Facility will be on terms and conditions, and in accordance with documentation, reasonably satisfactory to the Purchasers. If the IP Sale is consummated prior to or simultaneously with the issuance of any Bridge Notes, availability under the Bank Credit Facility shall be automatically and permanently reduced by an amount equal to the after-tax proceeds received by Genesis in connection therewith.

                         3. Receipt by the Purchasers of solvency certificates and independent solvency opinions, each in form and substance reasonably satisfactory to the Purchasers, to the extent required by the lenders under the Bank Credit Facility.

                         4. Reasonably satisfactory completion of all loan documentation and other documentation relating to the Bridge Notes, the Rollover Notes and the Warrants in form and substance reasonably satisfactory to the Purchasers, including issuance of appropriate Holdings, Company and subsidiary guarantees, and receipt by the


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                                       6


                             Purchasers of reasonably satisfactory customary opinions of counsel as to the transactions contemplated thereby (including without limitation the tax aspects thereof and compliance with all applicable medicare, medicaid, state healthcare laws and regulations and securities laws), together with customary closing documentation that will be prepared within thirty days of the date of the Commitment Letter.


                         5. Receipt of all material governmental, shareholder and third party consents and approvals necessary or reasonably desirable in connection with any aspect of the Transaction or any other transactions contemplated hereby and satisfactory expiration of all applicable waiting periods without any actions to materially affect any material aspect of the Transaction.

                         6. Absence of any material adverse change in the business, condition (financial or otherwise), operations, performance, properties or prospects of the Company and its subsidiaries, taken as a whole, since December 31, 1996. No additional facts or information (including the occurrence of any events or circumstances) shall have come to the attention of Purchasers that are inconsistent with the information disclosed to the Purchasers by or on behalf of Genesis, Cypress or TPG prior to the date of the Commitment Letter and that, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on
                             (a) the condition (financial or otherwise), business, assets, liabilities (contingent or otherwise), properties, value, operations, results of operations or prospects of (i) either Holdings or Merger Sub, individually, or (ii) the Company and its Subsidiaries, taken as a whole, or (b) any aspect of the Transaction or the refinancing of the Bridge Notes. Neither Holdings nor Merger Sub shall have incurred any material contractual obligations other than (i) the execution of the Merger Agreement, this Commitment Letter and one or more other commitment letters for



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                                       7


                             the Bank Credit Facility and the equity financings comprising part of the Transaction and the execution of the documentation thereunder and (ii) such other obligations as are acceptable to the Purchasers. No event or circumstance shall have occurred which would materially adversely affect the ability of Genesis to perform its obligations under the Management Agreement.

                         7. Absence of any action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental instrumentality that in the reasonable judgment of the Purchasers (i) could have a material adverse effect on the business, condition (financial or otherwise), operations, properties or prospects of the Company and its subsidiaries taken as a whole or on the Acquisition or the Merger or (ii) could materially adversely affect the Purchasers, the Bridge Notes or the ability of Merger Sub or the Company to perform its obligations thereunder.

                         8. Absence of any disruption or change in financial, banking or capital markets or in the regulatory environment that in the good faith judgment of the Purchasers could materially and adversely affect the sale of the Bridge Notes or the refinancing thereof.

                         9. Absence of any material default or potential default and accuracy of representations and warranties.

                         10. Upon consummation of the Acquisition, neither
                             Merger Sub nor the Company nor any of their subsidiaries will have any outstanding debt (other than arrangements satisfactory to the Purchasers relating to refinance outstanding debt) other than the Bridge Notes and the Bank Credit Facility in excess of $37 million plus the amount of public convertible debt of the Company that does not convert into common stock (provided that the amount of available borrowings under the Bank Credit Facility are reduced by an equal amount).



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                                       8

REPRESENTATIONS AND
WARRANTIES:              The Securities Purchase Agreement will contain
                         representations and warranties which are usual and customary for transactions of this nature or which the Purchasers reasonably determine to be appropriate in light of the business or operations of the Company or any of its subsidiaries (with the scope, exceptions and qualifications. to be agreed upon), including but not limited to the following:

                         1.  Corporate existence.
                         2. Corporate and governmental authorizations; no contravention; binding and enforceable agreements.
                         3.  Financial information
                         4.  No material adverse change.
                         5.  Environmental matters
                         6. Compliance with laws, including Medicare, Medicaid, ERISA and environmental laws.
                         7.  No material litigation.
                         8.  Existence, incorporation, etc., of subsidiaries.
                         9.  Payment of taxes and other material obligations.
                         10. Full disclosure.
                         11. After consummation of the Transactions Genesis is
                             in material compliance with its material debt.


COVENANTS:               The Securities Purchase Agreement will contain usual
                         and customary covenants for transactions of this nature or which the Purchasers reasonably determine to be appropriate in light of the business or operations of the Company or any of its subsidiaries (with the scope and exceptions to be agreed upon), including without limitation the following:

                         1. Furnishing of information (including quarterly financial and operating reports).
                         2.  Maintenance of property; insurance coverage.
                         3.  Compliance with laws; conduct of business.
                         4.  Use of proceeds.
                         5.  Restrictions on indebtedness.
                         6.  Negative pledge and restrictions on
                             sale-leasebacks.
                         7. Restrictions on dividends and other restricted payments (including redemptions and prepayment of junior or pari passu indebtedness).


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                                       9

                         8. Restrictions on asset sales (other than, subject to mandatory redemption provisions, the IP Sale and the sale of the Ohio, Wisconsin and/or Illinois facilities for cash on terms which reflect the fair market value of the facilities sold).
                         9.  Restrictions on transactions with affiliates.
                         10. Restrictions on mergers and consolidations.
                         11. Use best efforts to effect refinancing of Bridge
                             Notes through the Permanent Financing as soon as practicable.
                         12. Limitation on investments.
                         13. Sales of subsidiaries' stock and absence of
                             limitations on the ability of subsidiaries to upstream assets to Merger Sub.
                         14. Limitation on capital expenditures and
                             acquisitions.
                         15. Availability of management to meet with holders of
                             Bridge Notes or Rollover Notes upon request.
                         16. Maintenance of minimum net worth.


EVENTS OF DEFAULT:       The Securities Purchase Agreement will
                         contain usual and customary events of default for transactions of this nature or which the Purchasers reasonably determine to be appropriate in light of the business or operations of the Company or any of its subsidiaries, including without limitation the following:

                         1. Failure to pay any principal when due or any interest or fees payable within five days of when due.
                         2. Failure to meet covenants, with grace periods where appropriate.
                         3. Representations or warranties false in any material respect when made.
                         4. Cross default to other debt of Merger Sub, the Company and their subsidiaries which is triggered by a default of such other debt (with minimum dollar amounts to be agreed upon).
                         5. Judgment defaults (with minimum dollar amounts to be agreed upon).
                         6. Other usual defaults, including without limitation, insolvency, bankruptcy and ERISA.
                         7. Any event or circumstance occurs that would materially adversely affect the ability of Genesis to perform its obligations under the Management Agreement or any party thereto materially breaches its obligations thereunder.

                         If an Event of Default shall occur and for so long as it shall be continuing, the Purchasers shall have, in addition to other customary rights and remedies (including without limitation the right to declare the principal of and all accrued interest on all Bridge Notes to be immediately due and payable), the right to appoint one representative to sit on the Board of Directors of Holdings.

INDEMNIFICATION:         Holdings, Merger Sub and Genesis will indemnify the
                         Purchasers against all losses, liabilities, claims, damages, or expenses relating to the Bridge Notes, the Securities Purchase Agreement and the use of the Bridge
                         Note proceeds or the commitments, including but not limited to attorney's fees and settlement costs, substantially on the terms set forth in the Commitment
                         Letter.

EXPENSES:                Holdings, Merger Sub and Genesis will pay all legal and
                         other out-of-pocket expenses of the Purchasers as incurred, including travel costs, document production and other expenses of this type, and the fees of outside counsel and fees of other professional advisors engaged with Merger Sub's consent.

GOVERNING LAW:           State of New York.

AMENDMENTS AND
WAIVERS: After the first issuance of the Bridge Notes, amendments and waivers will require the consent of persons holding in the aggregate at least 51% of the principal amount of the Bridge Notes outstanding, provided, that any such amendment will require the approval of each of Morgan Stanley Bridge Fund, L.L.C. and Montgomery Group Holdings, L.L.C. and provided further, that changes to certain economic provisions will require unanimous consent.

MISCELLANEOUS:           The provisions of the Commitment Letter and Term Sheet
                         will be replaced by the provisions of any definitive documentation executed in connection with the Bridge
                         Notes.

                         Standard yield protection (including payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions.


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                                                                       EXHIBIT B

                       SENIOR SUBORDINATED ROLLOVER NOTES:

                         SUMMARY OF TERMS AND CONDITIONS


ISSUER:                  Merger Sub.

ISSUE:                   Senior Subordinated Rollover Notes (the "Rollover
                         Notes").

PRINCIPAL AMOUNT:        Up to the outstanding principal amount of the
                         Bridge Notes plus an amount equal to 2.8% of such principal amount, representing a funding fee payable to the Purchasers, to be paid to the Purchasers pro rata based on their respective shares of Bridge Notes held.

PURPOSE: The Rollover Notes will be used in their entirety to redeem 100% of the outstanding principal amount of the Bridge Notes.

MATURITY:                10 years after the issuance date of the Rollover Notes.

INTEREST RATE:           Interest on the Rollover Notes shall be paid at
                         the Applicable Interest Rate (as defined below) and payable quarterly in arrears. "Applicable Interest
                         Rate" means the sum of (A) the Incremental Spread (as defined in the Summary of Terms and Conditions for the Bridge Notes) as of the date of the issuance of the Rollover Notes, which shall (for so long as the Rollover Notes are held by the Purchasers) increase by an additional 50 basis points at the end of each three-month period for so long as the Rollover Notes are outstanding, plus (B) the highest of the following, as determined as of the beginning of each three-month period: (i) the base rate (as announced from time to time by Citibank, N.A.) plus 325 basis points, (ii) three months U.S. Dollar LIBOR (as determined from specified sources) plus 600 basis points and (iii) the highest yield on any of the 1, 3, 5 and 10 year direct obligations issued by the United States plus 500 basis points; and provided further that (A) in no event shall the Applicable Interest Rate exceed 17% and (B) the amount of cash interest paid will be subject to a cap of 14.50%, with the excess (if any) of the Applicable
                         Interest Rate over such interest rate cap to be paid in additional Rollover Notes.

OPTIONAL REDEMPTION:     For so long as they are held by the
                         Purchasers, the Rollover Notes will be redeemable at the option of Merger Sub, in whole or in



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                                       2

                         part, at any time at par plus accrued and unpaid interest to the redemption date, provided, however, that if the Rollover Notes are sold to third party purchasers on a fixed rate basis no less favorable to Merger Sub than the then applicable rate of interest (it being understood that the Purchasers shall have the right to unilaterally fix the Interest Rate on the Rollover Notes in conjunction with such third party sales and it also being understood that no such third party sales shall take place unless Merger Sub has been given 10 days' prior notice), the Rollover Notes will be non-callable for 5 years from the date of issuance and will be callable thereafter at par plus accrued interest plus a premium equal to 50% of the coupon in effect on the date of issuance of the Rollover Notes, declining ratably on each yearly anniversary to par one year prior to the maturity of the Rollover Notes.

MANDATORY REDEMPTION:    Same as Bridge Notes, except that the redemption price
                         shall be at par plus accrued interest.

CHANGE-OF-CONTROL:       Merger Sub will redeem the Rollover Notes upon any
                         change-of-control of Merger Sub at a redemption price of 101% of par plus accrued interest. Any redemption or other acquisition of Rollover Notes, whether optional
                         (as set forth above), mandatory (as set forth above) or upon a change of control, will be made pro rata among the Purchasers based on the principal amount of Rollover Notes held by each of them.

RANKING:                 Same as Bridge Notes.

GUARANTEES:              Same as Bridge Notes.

REGISTRATION RIGHTS:     Merger Sub will file, and will use its best efforts to
                         cause to become effective, a "shelf" registration statement with respect to the Rollover Notes as soon as practicable after the issuance of the Rollover Notes.
                         Merger Sub will keep the registration statement for the Rollover Notes effective until the Rollover Notes shall have been redeemed. If a "shelf" registration statement for the Rollover Notes has either (i) not been filed within 60 days from the date of issuance of the Rollover Notes, or (ii) not been declared effective within 120 days from the date of issuance of the Rollover Notes, Merger Sub will pay liquidated damages of $.192 per week per $1,000 principal amount of Rollover Notes until such time as such registration statement has become effective. Merger Sub will also pay such liquidated damages for any period of time following the effectiveness of such registration statement that the registration statement is not available for resales thereunder. In addition, the holders of the Rollover Notes will have the right to "piggy back" in the registration of any debt securities which are registered by Merger Sub unless all of the Rollover Notes will be redeemed from the proceeds of such securities.

RIGHT TO RESELL
ROLLOVER NOTES
AND WARRANTS:            The Purchasers shall have the absolute and
                         unconditional right to resell Rollover Notes and Warrants in compliance with applicable law to any third parties.

RELEASE OF EQUITY
FROM ESCROW:             In the event that the Rollover Notes are exchanged for
                         the Bridge Notes, the Purchasers shall be entitled to receive the Warrants held in escrow in the amounts and at the times described in the Bridge Notes Summary of Terms and Conditions.

DEFEASANCE PROVISIONS:   None.

CONDITIONS TO ISSUANCE:  The right to issue the Rollover Notes will be subject to satisfaction of the following conditions precedent:
                         (i) at the time of issuance, there shall exist no default or potential default under the Securities Purchase Agreement, (ii) all fees and other amounts owing to the Purchasers shall have been paid in full and (iii) no injunction, decree, order or judgment enjoining such issuance shall be in effect.

REPRESENTATION,
WARRANTIES,
COVENANTS, EVENTS OF
DEFAULT, INDEMNITIES
AND EXPENSES:            As in the Securities Purchase Agreement (see above).

GOVERNING LAW:           State of New York.


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